# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xtend AI Robotics, Inc., CIK 0002111860
CUSIP: 98387C100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5247 Crossroads Park Drive, Tampa, Florida (FL), 33610
Date of event which requires filing of this statement: 09/03/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001885902

## Reporting persons
- Union Investments & Development Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 35,454,544; sole dispositive power 0; shared dispositive power 35,454,544; aggregate amount beneficially owned 35,454,544 (12.48% of the class)
  Comment: The percent of class calculated in row 11 is based on 284,842,854 shares of Common Stock outstanding as of September 4, 2026, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: Xtend AI Robotics, Inc.
Address of issuer's principal executive offices: 5247 Crossroads Park Drive, Tampa, Florida 33610.

## Item 2. Person Filing
Name of person filing: Union Investments & Development Ltd.
Address of principal business office or, if none, residence: 67 Yigal Alon Street, Tel Aviv 6744317, Israel.
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on cover page.

The reported securities (the "Shares") are held directly by Union Investments & Development Ltd. ("Union"). Roxanne Horesh, a shareholder of Union, possesses sole voting and dispositive power with respect to the Shares. Ms. Roxanne Horesh disclaims beneficial ownership of the Shares for purposes of Section 16 or for any other purpose.
Percent of class: See response to Item 11 on cover page.
Sole power to vote or to direct the vote: See response to item 5 on cover page.
Shared power to vote or to direct the vote: See response to item 6 on cover page.
Sole power to dispose or to direct the disposition: See response to item 7 on cover page.
Shared power to dispose or to direct the disposition: See response to item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Union Investments & Development Ltd.: /s/ Roxanne Horesh, Roxanne Horesh (10/08/2026)